UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENT IN MANAGEMENT

Moscow, Russia –  April 4, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the creation of the position of
Vice-President for Commercial Activities.
Mikhail Urvantsev, 42, was appointed Mechel OAO’s vice-president for commercial activities.
Prior to this appointment Mr. Urvantsev began his professional career at
Beloretsk Metallurgical Plant in 2001 as commercial director to become deputy general director of Mechel Trading House OOO in 2002. In 2004, he was appointed director of Mechel Steel Group’s supply department, to be promoted to Mechel
Trading House’s general director that same year. In 2005, he joined the staff of
Industrial Metallurgical Holding Management Company. In 2006, he was appointed general director of Urals Machine-Building Plant’s Trading House OOO, and worked his way up to the plant’s general director in 2009-2011.
Mr. Urvantsev graduated from Moscow Commercial University with a specialty in economics and management in trade and catering.
As a dynamically developing company, Mechel is implementing a long-term investment program aimed at developing its production facilities, increasing output volumes and raising the quality of its products. It requires consistent, strategically well-checked steps to perfect the sales system and coordinate supply work, which will ultimately enable the company to be flexible in reacting to market opportunities and expand further in Russian and foreign markets.
 “I am sure that Mikhail Urvantsev is up to the task and will be able to map out the best strategy to coordinate Mechel’s commercial activities, aimed at cutting supply costs and raising the group’s profit by increasing sales efficiency,”
Mechel OAO’s Chief Executive Officer Yevgeny Mikhel noted.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of Russia’s leading companies. Its business is primarily composed of  four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 4, 2011	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO